December 15, 2023

VIA EDGAR

Ms. Cara Lubit
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-3561

Re: Ohio Valley Banc Corp.
Form 10-K for the Annual Fiscal Period Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
File No. 000-20914

Dear Ms. Lubit:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your comment letter dated December 4, 2023, on the Ohio Valley Banc Corp. (the “Company”) Form 10-K for the annual fiscal period ended December 31, 2022, and Form 10-Q for the quarterly period ended September 30, 2023.  We have repeated your comments below in bold preceding each response.
Exhibit 13 - OVBC 2022 Annual Report
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 73

1.
We note your disclosure that management does not rely on any single source of liquidity and monitors your liquidity level. We also note that your liquidity section only appears to describe and quantify FHLB advances as a liquidity source, and that your risk factors (10-K page 27) note that your liquidity contingency funding is highly concentrated in FHLB funding. In future filings, please enhance your liquidity disclosures to, as applicable: (i) note and quantify any other liquidity sources; (ii) provide comparative discussion of uninsured deposits versus available sources of liquidity; and (iii) discuss any policy guidelines or metrics related to managing liquidity (e.g., funding or coverage ratios, etc.) and uninsured deposits (e.g., internal limits on concentrations in uninsured or brokered deposits, etc.).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s Form 10-K for the year ended December 31, 2023, the Company will enhance its liquidity disclosures by discussing additional liquidity sources, providing a comparative discussion of the level of uninsured deposits versus available sources of liquidity, and discussing the Company’s policies for managing liquidity and uninsured deposits, as applicable. Specifically, the Company expects to expand the discussion of available funding sources by type and quantify the collective amount available from such sources. Furthermore, any internal policy limits established for the respective liquidity sources will be discussed, particularly the higher utilized sources, such as brokered CD issuances. Lastly, the Company’s general liquidity risk management process will be described in terms of a measurement process that evaluates liquidity based on static metrics and forward-looking projections under base and stress scenarios that are monitored for compliance with Company policy limits.
Form 10-Q for the Quarterly Period Ended September 30, 2023
Comparison of Financial Condition at September 30, 2023 and December 31, 2022 Loans, page 35
2.
Given the significance of commercial real estate (“CRE”) in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s Form 10-K for the year ended December 31, 2023, the Company will revise its disclosures to further disaggregate the composition of its CRE loan portfolio using applicable characteristics. Specifically, the Company expects to stratify the CRE loan portfolio by industry, via North American Industry Classification System (NAICS) codes. Furthermore, the geographic location of the loans will be referenced. However, the Company does not anticipate disclosing the range of loan-to-value ratios or occupancy rates at the portfolio level as the Company’s core data processing system is not designed to provide meaningful data at that level of detail.

In addition, the Company will describe specific details of its risk management policies, procedures and other actions taken to respond to the then current economic environment. Specifically, the Company expects to describe its process of monitoring concentrations in specific industries and discuss risks associated with select industries. Should there be any change in the Company’s underwriting or monitoring processes of CRE loans, those changes will be discussed. As of the filing of the Form 10-Q for the Quarterly Period Ended September 30, 2023, there were no such changes.

Deposits, page 37
3.
We note your disclosures here and in Note 10 regarding increased brokered deposits as of September 30, 2023 as compared to December 31, 2022, which primarily were to fund asset growth. We also note that your June 30, 2023 Form 10-Q filing refers to increased brokered CD issuances to manage your tightened liquidity position during the first six months of 2023. Where applicable, please revise your disclosure in future filings to provide additional quantitative and qualitative information relating to your deposits, liquidity and risk management approach, such as:

•	stressors causing tightened liquidity and any resulting changes in your related management approach;
•	changes in your deposit base and funding costs that are likely to result in material liquidity or funding cost changes;
•	any impact that deposit changes have on your liquidity and funding costs;
•	any related negative impacts to net interest margin; and
•	potential effects on liquidity and funding for deposits that fail to roll over.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s Form 10-K for the year ended December 31, 2023, the Company will provide additional quantitative and qualitative information regarding its deposits, liquidity, and risk management approach, as applicable. Specifically, the Company expects to expand on market conditions impacting deposit balances, the resulting impact on liquidity, including the potential effect on liquidity for deposits that fail to roll over, and any Company actions to supplement liquidity with wholesale funding sources. In terms of the financial impact on net interest income and the net interest margin from the change in deposit mix and the utilization of wholesale funding sources, the impact was discussed under Net Interest Income on pages 38 and 39 of the Company’s September 30, 2023 Form 10-Q, and the Company will continue to discuss those impacts in future filings, as applicable.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at 740-578-3218.

Sincerely,

Scott W. Shockey
Chief Financial Officer